Exhibit 99.1

PRELIMINARY NOTE

The unaudited interim condensed Consolidated Financial Statements for the three-month period ended March 31, 2024, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to the macro-economic environment; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 21, 2024 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics”, “we”, “our”, “us”, “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited interim condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics US Inc.

Unaudited Interim Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended March 31,
	Notes	2024	2023
		(Euros in thousands, except per share data)
Revenue from collaboration agreements	5	30,269	9,796
Research and development expenses		(32,108)	(27,581)
General and administrative expenses		(11,642)	(9,586)
Other income		12	941

Operating result		(13,469)	(26,430)
Change in fair value of liabilities for warrants	6	1,043	7,397
Other financial income	6	11,381	2,795
Other financial expenses	6	(677)	(3,509)

Financial result		11,747	6,683

Loss before taxes		(1,722)	(19,747)
Taxes on income	7	(1,332)	—
Net loss		(3,054)	(19,747)

Net loss per share:	17
Basic		(0.03)	(0.26)
Diluted		(0.04)	(0.26)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended March 31,
	Notes	2024	2023
		(Euros in thousands)
Net loss		(3,054)	(19,747)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	14	336	564

Total comprehensive loss for the year		(2,718)	(19,183)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	March 31, 2024	December 31, 2023
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	16	122,093	218,472
Other financial assets	16	441,857	207,423
Accounts receivables	16	1,781	4,093
Other current assets	9	22,666	19,382

Total current assets		588,397	449,370
Non-current assets
Property, plant and equipment	10	49,968	43,747
Intangible assets	10	1,501	1,523
Right-of-use assets	10	11,886	13,308
Other non-current assets	9	1,373	2,017

Total non-current assets		64,728	60,595

Total assets		653,125	509,965

Liabilities and shareholders’ equity
Current liabilities
Provisions	11	1,740	—
Accounts payables	12	20,537	25,206
Deferred revenue	5	96,525	100,401
Liabilities for warrants	16	17,950	18,993
Lease liabilities	16	2,762	2,604
Other current liabilities	13	9,590	9,348

Total current liabilities		149,104	156,552
Non-current liabilities
Deferred revenue	5	91,358	115,527
Lease liabilities	16	11,877	12,798
Other non-current liabilities		—	4

Total non-current liabilities		103,235	128,329
Shareholders’ equity
Share capital	14	1,031	847
Share premium	14	1,001,402	823,166
Accumulated deficit	14	(600,347)	(597,293)
Other reserves	14	(1,300)	(1,636)

Total shareholders’ equity		400,786	225,084

Total liabilities and shareholders’ equity		653,125	509,965

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Cash flows from operating activities
Net loss	(3,054)	(19,747)
Taxes on income	1,332	—
Loss before tax	(1,722)	(19,747)
Adjustments for:
Interest income	(6,294)	(2,254)
Depreciation and amortization	3,014	1,811
Interest expenses	194	195
Equity-settled share-based payment	4,297	6,103
Net foreign exchange differences and expected credit losses	(4,553)	3,143
Change in fair value of liabilities for warrants	(1,043)	(7,397)
Changes in:
Decrease in accounts receivables	2,312	880
Decrease in other assets	574	234
(Decrease) in deferred revenue, accounts payables and other liabilities	(31,674)	(7,793)
Interest received	2,484	1,189
Interest paid	(194)	(79)
Income tax paid	—	—

Net cash used in operating activities	(32,605)	(23,715)

Cash flows from investing activities
Payments for property, plant and equipment	(9,174)	(4,317)
Payments for intangible assets	(2)	(8)
Proceeds from disposal of property, plant and equipment	—	—
Payments for investments classified in other financial assets	(290,599)	(67,735)
Proceeds from maturity of investments classified in other financial assets	57,957	68,341

Net cash used in investing activities	(241,818)	(3,719)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	185,669	—
Transaction costs deducted from equity	(11,548)	—
Payments related to lease liabilities	524	(866)

Net cash provided by/(used in) financing activities	174,645	(866)

Net decrease in cash and cash equivalents	(99,778)	(28,300)

Cash and cash equivalents at beginning of the year	218,472	148,519

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	3,399	(2,300)

Cash and cash equivalents at end of the year	122,093	117,919

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2023		767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income		—	—	—	564	564
Net loss		—	—	(19,747)	—	(19,747)
Comprehensive loss for the year		—	—	(19,747)	564	(19,183)
Equity-settled share-based compensation	8	—	6,103	—	—	6,103
Share options exercised	14	—	—	—	—	—
Issue of share capital – net of transaction costs	14	—	—	—	—	—

Balance as of March 31, 2023		767	720,280	(520,046)	(917)	200,084

Balance as of January 1, 2024		847	823,166	(597,293)	(1,636)	225,084
Other comprehensive income		—	—	—	336	336
Net loss		—	—	(3,054)	—	(3,054)
Comprehensive loss for the year		—	—	(3,054)	336	(2,718)
Equity-settled share-based compensation	8	—	4,297	—	—	4,297
Share options exercised	14	1	682	—	—	683
Issue of share capital – net of transaction costs	14	183	173,257	—	—	173,440

Balance as of March 31, 2024		1,031	1,001,402	(600,347)	(1,300)	400,786

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH (“Immatics GmbH”) and Immatics US Inc. became wholly-owned subsidiaries of Immatics N.V. as part of the ARYA Merger on July 1, 2020.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Prior to July 1, 2020, Immatics N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc. Immatics N.V. is the ultimate parent company of the Group.

These unaudited interim condensed consolidated financial statements of the Group for the three months ended March 31, 2024, were authorized for issue by the Audit Committee of Immatics N.V. on May 14, 2024.

2. Significant events and changes in the current reporting period

The following significant events or transactions occurred during the three months ended March 31, 2024.

On January 22, 2024, the Group closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 per ordinary share. The Group received gross proceeds of €185.0 million less transaction costs of €11.5 million, resulting in an increase in share capital of €183 thousand and share premium of €173.3 million.

Macroeconomic environment

Currently, multiple global uncertainties are existing.

The conflict between Russia and Ukraine and the Palestinian-Israeli conflict have resulted, and may further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia, Ukraine or Israel, it does not expect that the ongoing conflicts will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. While the conflicts are currently not expected to have a direct impact on the Company, this may change in case of further expansion of the scale of the conflicts. In addition, other geopolitical instabilities might impact the Group in the future.

3. Significant accounting policies

Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group as of March 31, 2024 and for the three months ended March 31, 2024 and 2023 have been prepared on a going concern basis in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”) and have not been audited or reviewed by a statutory auditor.

In accordance with IAS 34, the unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC® Interpretations”). In these notes to the unaudited condensed consolidated financial statements, information is provided primarily on the items for which there have been significant changes compared with the consolidated financial statements of the Group for fiscal year 2023.

The unaudited interim condensed consolidated financial statements are presented in Euros, which is the functional and reporting currency of the parent, Immatics N.V. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date. The Unaudited Interim Condensed Consolidated Statement of Loss is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023. The new and amended standards and interpretations applicable for the first time as of January 1, 2024, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2023, had no impact on the unaudited interim condensed consolidated financial statements of the Group for the three months ended March 31, 2024.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Estimates and assumptions have to be made in the unaudited interim consolidated financial statements as of March 31, 2024. These have an impact on the amounts and disclosures of the recognized assets and liabilities, income and expenses, and contingent liabilities. The estimates and judgments are essentially unchanged from the circumstances described in the consolidated financial statements of the Group for the fiscal year 2023. New developments may result in amounts deviating from the original estimates. These possible developments are outside the sphere of influence of the management.

4. Segment information

The Group manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of March 31, 2024, the Group had four revenue-generating strategic collaboration agreements in place, three with Bristol-Myers-Squibb (“BMS”) and the agreement with ModernaTX, Inc. (“Moderna”), effective in October 2023. Three of the four revenue-generating strategic collaboration agreements are in pre-clinical stage and the BMS IMA401 collaboration agreement is in clinical stage. The collaboration with Genmab A/S, Copenhagen /Denmark (“Genmab”) was terminated in March 2024 and the Group recorded the remaining deferred revenue of €14.9 million from the Genmab collaboration during the three months ended March 31, 2024.

Revenue from collaboration agreements was realized with the following partners:

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Genmab, Denmark	14,951	(700)
Moderna, United States	9,583	—
BMS, United States	5,735	10,496

Total	30,269	9,796

As of March 31, 2024, the Group has not recognized any milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of March 31, 2024, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract.

The revenue for the three months ended March 31, 2023 from the collaboration agreement with Genmab was negative, which was a result of changes to the inputs in the cost-to-cost model due to an increase in the expected cost of the collaboration, resulting in a reduction in calculated percentage of completion.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	March 31, 2024	December 31, 2023
	(Euros in thousands)
Current	96,525	100,401
Non-current	91,358	115,527

Total	187,883	215,928

Deferred revenues are contract liabilities within the scope of IFRS 15.

The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.3 million and €0.0 million for the three months ended March 31, 2024 and March 31, 2023.

6. Financial result

Financial income and financial expenses consist of the following:

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Change in fair value of liabilities for warrants	1,043	7,397

Interest income	6,294	2,254
Foreign currency gains	5,087	541

Other financial income	11,381	2,795

Interest expenses	(194)	(195)
Foreign currency losses	(17)	(3,314)
Losses on financial instruments	(466)	—

Other financial expenses	(677)	(3,509)
Financial result	11,747	6,683

The fair value of the warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €2.50 ($2.70) per warrant as of March 31, 2024. The result is a decrease in fair value of liabilities for warrants of €1.0 million and a corresponding expense for the three months ended March 31, 2024.

The fair value of the warrants decreased from €2.35 ($2.51) per warrant as of December 31, 2022 to €1.32 ($1.44) per warrant as of March 31, 2023. The result is a decrease in fair value of liabilities for warrants of €7.4 million for the three months ended March 31, 2023.

Interest income mainly results from short-term deposits as well as cash balances. Interest expenses mainly result from leases.

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents and short-term deposits in Immatics N.V. and Immatics GmbH.

Losses on financial instruments include expected credit losses on cash and cash equivalents and Other financial assets for the three months ended March 31, 2024 and 2023.

7. Income Tax

During the three months ended March 31, 2024, Immatics N.V. and Immatics US Inc. generated a net loss within the Group. Immatics GmbH generated a net income due to the recognition of the remaining upfront payment of €14.9 million within revenue, in connection with the termination of the collaboration with Genmab and correspondingly the Group recognized an income tax expense of €1.3 million and an equivalent current tax liability for the three months ended March 31, 2024.

The income tax expense is calculated based on taxable income of Immatics GmbH for the three months ended March 31, 2024 and does not take into account any potential income or loss of the following quarter. The Group applied the estimated effective tax rate for the financial year 2024 to the taxable income for the three months ended March 31, 2024. Since no deferred tax assets have been recognized as of December 31, 2023, the Group took into account the tax losses carried forward that can be used to offset the taxable income generated in the three months ended March 31, 2024. In accordance with §10d para 2 EStG (German income tax code), 70% (corporate tax) / 60% (trade tax) of an income of a given year can be offset with tax losses carried forward. Accordingly, 30% / 40% of the income before tax of Immatics GmbH is subject to income tax.

As the profit generated by Immatics GmbH during the three months ended March 31, 2024 is considered a one-time profit, no deferred tax assets exceeding the deferred tax liability for temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

The Group generated losses for all entities within the Group during the three months ended March 31, 2023.

During the three months ended March 31, 2024 and 2023, the Group’s German operations were subject to a statutory tax rate of 30.4% and the Group’s U.S. operations were subject to a federal corporate income tax rate of 21%.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

8. Share-based payments

Immatics N.V. has two share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options.

Immatics GmbH previously issued share-based awards to employees under two different plans. Under the GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics GmbH 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which contained the possibility to function as either a SAR or a stock option. The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity-settled.

As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. Under the 2020 Equity Plan, management and employees have been granted different types of options, all of which are equity-settled transactions. As part of the replacement, active employees and management members received stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested in full on July 31, 2021. The awards have a 10-year contract life.

Share-based Awards

The share-based awards, that were received by employees as part of the conversion, consisted of Re-investment Shares, Matching Stock Options and Converted Stock Options as described below.

In accordance with the employee re-investment elections, employees received 733,598 shares in Immatics N.V. (“Re-investment Shares”), which had a fair value of €8.5 million based on the ARYA share price of $15.15, as of the merger on July 1, 2020. The Re-investment Shares issued represented a modification of awards previously granted under the 2010 Plan and the 2016 Plan. For each ordinary Re-investment Share received, active employees and management members also received two stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a 10-year contract life.

Matching Stock Options outstanding as of March 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,342,648
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	15,410
Matching Stock Options expired	—	—
Matching Stock Options outstanding on March 31,	10.00	1,327,238
Matching Stock Options exercisable on March 31,	10.00	1,327,238
Weighted average remaining contract life (years)	6.25

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms as the previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V. are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period.

The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V. and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Converted Options outstanding as of March 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.81	503,310
Converted Options forfeited	—	—
Converted Options exercised	1.46	8,615
Converted Options expired	—	—
Converted Options outstanding on March 31,	2.83	494,695
Converted Options exercisable on March 31,	2.83	494,695
Weighted average remaining contract life (years)	3.76

Additional grants under the 2020 and 2022 Equity Plan

Service Options

Under the 2020 Equity Plan and the 2022 Equity Plan, Immatics also issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based vesting schedule. Under the 2022 Equity Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

Immatics applied a Black-Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $9.41 for Service Option granted during the three months ended March 31, 2024 and used the following weighted average assumptions:

Three months ended March 31, 2024
Exercise price in USD	$12.24
Underlying share price in USD	$12.24
Volatility	90.63%
Time period (years)	6.11
Risk free rate	4.08%
Dividend yield	0.00%

Service Options outstanding as of March 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	9.87	7,757,974
Service Options granted in 2024	12.24	995,900
Service Options forfeited	8.98	24,447
Service Options exercised	10.02	56,124
Service Options expired	12.30	2,806
Service Options outstanding on March 31,	10.15	8,670,497
Service Options exercisable on March 31,	10.07	3,332,299
Weighted average remaining contract life (years)	8.37

Performance-Based Options (“PSUs”)

In addition, after the closing of the ARYA Merger, certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

The Company granted PSUs on February 7, 2024, which were accounted for by considering a weighted average fair value of $6.37. A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

As of February 7, 2024
Exercise price in USD	$11.15
Underlying share price in USD	$11.15
Volatility	77.62%
Time period (years)	2.07
Risk-free rate	4.12%
Dividend yield	0.00%

PSUs outstanding as of March 31, 2024:

	2024
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,642,000
PSUs granted in 2024	11.15	50,000
PSUs forfeited	—	—
PSUs outstanding on March 31,	10.09	3,692,000
PSUs exercisable on March 31,	—	—
Weighted average remaining contract life (years)	6.35

The Group recognized total employee-related share-based compensation expenses from all plans, during the three months ended March 31, 2024 and 2023 as set out below:

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Research and development expenses	(2,268)	(3,534)
General and administrative expenses	(2,029)	(2,569)

Total	(4,297)	(6,103)

9. Other current and non-current assets

Other current assets consist of the following:

	As of
	March 31, 2024	December 31, 2023
	(Euros in thousands)
Prepaid expenses	10,589	10,619
Value added tax receivables	1,641	1,644
Other assets	10,436	7,119

Total	22,666	19,382

Prepaid expenses include expenses for licenses and software of €6.9 million as of March 31, 2024 and €7.0 million as of December 31, 2023 and prepaid insurance expenses of €0.7 million as of March 31, 2024 and €1.1 million as of December 31, 2023. The Group accrued €0.1 million as of March 31, 2024 and €0.2 million as of December 31, 2023 of incremental cost for the successful arrangement of the BMS collaboration signed in 2019.

Additionally, prepaid expenses include expenses for maintenance of €1.0 million as of March 31, 2024 and €0.9 million as of December 31, 2023. The remaining amount is mainly related to prepaid expenses for contract research organizations and travel expenses.

Other assets include receivables from capital gains tax, prepaid deposit expenses and accrued interest income.

Other non-current assets consist of the following:

	As of
	March 31, 2024	December 31, 2023
	(Euros in thousands)
Prepaid expenses	765	1,414
Other assets	608	603

Total	1,373	2,017

Prepaid expenses include the non-current portion of prepayments for licensing agreements of €0.2 million as of March 31, 2024 and €0.5 million as of December 31, 2023, prepaid maintenance expenses of €0.4 million as of March 31, 2024 and €0.5 million as of December 31, 2023 and accrued incremental cost of the BMS collaboration agreement of €0.2 million as of March 31, 2024 and €0.4 million as of December 31, 2023. Other assets include the non-current portion for prepaid deposit expenses.

10. Property, plant and equipment, intangible assets and Right-of-use assets

During the three months ended March 31, 2024 and March 31, 2023, the Group acquired property, plant and equipment and intangible assets in the amount of €7.5 million and €4.1 million, respectively.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €4.9 million for the three months ended March 31, 2024.

During the three months ended March 31, 2024, there was no material addition in right-of-use assets and corresponding lease liability.

11. Provisions

Provisions consist of the following:

	As of
	March 31, 2024	December 31, 2023
	(Euros in thousands)
Provision for bonuses	1,740	—

Total	1,740	—

These amounts include provisions for the Group’s annual employee bonuses.

12.	Accounts payables

Accounts payables consist of the following:

	As of
	March 31, 2024	December 31, 2023
	(Euros in thousands)
Accounts payables	6,081	7,666
Accrued liabilities	14,456	17,540

Total	20,537	25,206

13. Other current liabilities

Other current liabilities consist of the following:

	As of
	March 31, 2024	December 31, 2023
	(Euros in thousands)
Income tax liability	5,294	4,298
Payroll tax	2,097	3,560
Accrual for vacation and overtime	1,504	1,277
Other liabilities	695	213

Total	9,590	9,348

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

14. Shareholders’ equity

As of March 31, 2024 and December 31, 2023, the total number of ordinary shares of Immatics N.V. outstanding is 103,053,445 and 84,657,789 with a par value of €0.01, respectively.

On January 22, 2024, the Group closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 per ordinary share. The Group received gross proceeds of €185.0 million less transaction costs of €11.5 million, resulting in an increase in share capital of €183 thousand and share premium of €173.3 million.

Additionally, the number of ordinary shares increased during the three months ended March 31, 2024, due to exercised share options from the Group’s equity incentive plan.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s U.S. operations.

15. Related party disclosures

During the three months ended March 31, 2024, the Group did not enter into any new related-party transactions with its key management personnel or with related entities and did not grant new service options to its Board of Directors.

16. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the unaudited interim condensed consolidated financial statements.

	Carrying amount per measurement category
	Financial assets		Financial liabilities
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 16	March 31, 2024
Current/non-current assets
Cash and cash equivalents	—	122,093	—	—	—	122,093
Short-term deposits*	—	441,857	—	—	—	441,857
Accounts receivables	—	1,781	—	—	—	1,781
Other current/non-current assets*	—	7,650	—	—	—	7,650
Current/non-current liabilities
Accounts payable	—	—	—	20,538	—	20,538
Other current liabilities	—	—	—	50	—	50
Liabilities for warrants	—	—	17,950	—	—	17,950
Lease liabilities	—	—	—	—	14,639	14,639

Total	—	573,381	17,950	20,588	14,639	—

	Carrying amount per measurement category
	Financial assets		Financial liabilities
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 16	December 31, 2023
Current/non-current assets
Cash and cash equivalents	—	218,472	—	—	—	218,472
Short-term deposits*	—	207,423	—	—	—	207,423
Accounts receivables	—	4,093	—	—	—	4,093
Other current/non-current assets*	—	4,552	—	—	—	4,552
Current/non-current liabilities
Accounts payable	—	—	—	24,280	—	24,280
Other current liabilities	—	—	—	50	—	50
Liabilities for warrants	—	—	18,993	—	—	18,993
Lease liabilities	—	—	—	—	15,402	15,402

Total	—	434,540	18,993	24,330	15,402	—

*	“Short-term deposits” are classified within the balance sheet item “Other financial assets”. Other current/non-current assets comprise mainly of accrued interest and deposits.

The book value of financial assets and liabilities other than lease liabilities and liabilities for warrants represent a reasonable approximation of the fair value.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Loss as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders.

17. Earnings and Loss per Share

The Group reported basic and diluted loss per share during the three months ended March 31, 2024 and 2023. Basic and diluted loss per share and basic earnings per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share, are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price, are excluded in the calculation of diluted weighted average number of ordinary shares.

The Group was loss-making during the three months ended March 31, 2024 and during the three months ended March 31, 2023, therefore all instruments under the 2020 and 2022 Plan are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding. The 7,187,500 Immatics Warrants issued in 2020 and outstanding as of March 31, 2024 are dilutive for the three months ended March 31, 2024 as the Group’s weighted average share price is exceeding the exercise price and the conversion would have increased the loss per share.

	Three months ended March 31,
	2024	2023
	(Euros in thousands, except share and per share data)
Net loss	(3,054)	(19,747)
Basic	(0.03)	(0.26)
Diluted	(0.04)	(0.26)
Weighted average shares outstanding:
Basic	98,740,222	76,671,265
Diluted	105,927,722	76,671,265

18. Commitments and contingencies

The statements regarding contingent liabilities and other financial liabilities described in the consolidated financial statements of the Group for the fiscal year 2023 are essentially unchanged.

19. Events occurring after the interim reporting period

The Company evaluated further subsequent events for recognition or disclosure through May 14, 2024 and did not identify additional material subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three month-period ended March 31, 2024 and 2023 included in this interim report. You should also read our operating and financial review and prospects and our Consolidated Financial Statements for fiscal year 2023, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our purpose is to deliver a meaningful impact on the lives of cancer patients by developing novel TCR-based immunotherapies that are designed to achieve effect beyond an incremental clinical benefit. Our focus is the development of product candidates for the treatment of patients with solid tumors, who are inadequately served by existing treatment modalities. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, our employees, our shareholders and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to substantially improve the lives of cancer patients.

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for multiple cancer patient populations with different unmet medical needs. Our current pipeline comprises several proprietary TCR-based product candidates in clinical and preclinical development. In addition to our proprietary pipeline, we are collaborating with industry-leading partners, including Bristol Myers Squibb (“BMS”), Moderna and Editas Medicine, to develop multiple additional therapeutic programs covering ACT and Bispecifics. In September 2023, we entered into a collaboration with Moderna, which became effective on October 12, 2023. On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 524 and 482 FTEs as of March 31, 2024 and December 31, 2023, respectively.

Through March 31, 2024 we have raised €1.32 billion through licensing payments from our collaborators and through private and public placements of securities. This includes the net proceeds of €173 million received in January 2024 from our public offering. We are holding Cash and cash equivalents and Other financial assets of €564.0 million as of March 31, 2024. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Since our inception, we have incurred net losses, which have been significant in recent periods. The net profit for the year ended December 31, 2022 was due to a one-time upfront payment. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Global Developments

Currently, multiple global uncertainties are existing.

The conflicts between Russia and Ukraine and the Palestinian-Israeli conflict have resulted, and may further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia, Ukraine or Israel, it does not expect that the ongoing conflicts will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. While the conflicts are currently not expected to have a direct impact on our Company, this may change especially in case of further expansion of the scale of the conflicts. In addition, other geopolitical instabilities might impact the Group in the future.

Our Strategy

Our mission is to deliver the power of T cells to cancer patients. We seek to execute the following strategy to develop TCR-based immunotherapies for the treatment of cancer, maximizing the value of our technology platforms and the broad portfolio of product candidates:

•

Advance IMA203 to FDA approval and commercialization. We plan to commence a registration-enabling randomized Phase 2/3 trial for ACTengine IMA203 in second-line or later (2L+) melanoma in 2024. For IMA203CD8 (GEN2), in addition to treating melanoma patients, we have also started to expand our clinical footprint outside of melanoma to address a broader patient population, including those with ovarian and uterine cancer, NSCLC and triple-negative breast cancer while continuing dose escalation with the goal to define the optimal dose for further development.

•

Further enhance our cell therapy manufacturing capabilities. Our late-stage clinical cell therapy development is supported by our manufacturing process, timeline, capabilities and facility. IMA203 and IMA203CD8 (GEN2) cell therapy products are manufactured within 7 days followed by a 7-day QC release testing at a success rate of >95% to reach the target dose. We have also recently completed construction of a ~100,000 square foot R&D and GMP manufacturing facility with a modular design for efficient and cost-effective scalability to serve early-stage and registration-enabling clinical trials, as well as potential initial commercial supply. The new site will start GMP manufacturing of cell therapy products in early 2025. Meanwhile, the existing GMP facility, which is run in collaboration with UT Health, will be remain active until YE 2025 and will also initially serve the Phase 2/3 registrational trial.

•

Deliver clinical PoC for our next-generation, half-life extended TCR Bispecifics (TCERs) and further clinical development. We seek to deliver clinical PoC for our novel TCER platform as fast as possible and plan to provide first clinical data for our two TCER lead candidates (IMA401 targeting MAGEA4/8 and IMA402 targeting PRAME) in 2H 2024. Objectives are (1) to demonstrate the tolerability of our novel next-generation, half-life extended TCR Bispecifics format, (2) to optimize dosing schedule to a less frequent regimen already during dose escalation based on pharmacokinetic data and (3) to demonstrate initial clinical anti-tumor activity (i.e. confirmed objective responses according to RECIST 1.1).

•

Advance our preclinical pipeline of next-generation, half-life extended TCR Bispecifics. We continue the development of several innovative preclinical TCER product candidates against so far undisclosed targets for our proprietary and/or partnered pipeline. Our next-generation, half-life extended TCER format used in all our candidates is designed to safely apply high drug doses for activity in a broad range of tumors, even with low target density, and to achieve a patient-convenient dosing schedule.

•

Advance our preclinical pipeline of innovative ACTengine candidates. Our pipeline is strengthened by innovative cell therapy programs in development, such as ACTengine IMA204, directed against the novel tumor stroma target COL6A3. We believe IMA204 provides a promising and innovative therapeutic opportunity for a broad patient population as a monotherapy or in combination with TCR-T cells directed against tumor targets.

•

Further enhance our cell therapy platform including development of allogeneic off-the-shelf cell therapies. We continue to actively investigate next-generation enhancement and combination strategies to render ACTengine T cells even more potent to combat solid tumors, enhance tolerability and further boost the usability of our product candidates. Furthermore, we aim to expedite the supply of cell therapy products to patients and lower costs with our off-the-shelf cell therapy approach, ACTallo.

•

Leverage the full potential of strategic collaborations. We have entered strategic collaborations with key industry partners to maintain our leadership position in the TCR therapeutics field and are also actively seeking to enter further strategic collaborations with industry leading partners to strengthen our proprietary pipeline. We intend to generate value from these strategic collaborations by developing transformative, cutting-edge therapeutics through the combination of synergistic capabilities and technologies, and we benefit from upfront payments, potential milestone payments and royalties for product candidates that our partners successfully advance into and through clinical development and towards commercial launch.

•

Enhance the competitive edge of our technology platforms. Our target and TCR discovery platforms, XPRESIDENT, XCEPTOR and XCUBE are the foundation for the further strengthening of our product pipeline and our position in the field of TCR-based therapies. Our goal is to maintain and expand our competitive edge with these proprietary and differentiated platform technologies.

•

Strengthen our intellectual property portfolio. We intend to continuously build and maintain our intellectual property portfolio to successfully defend and strengthen our position in the field of TCR therapies.

Portfolio Update

On May 14, 2024, Immatics N.V. (the “Company” or “Immatics”) provided a data update from its ongoing Phase 1 trial with ACTengine® IMA203 for its melanoma patients at the defined recommended Phase 2 dose (“RP2D”). The data cut-off was April 25, 2024.

Safety Data:

•	65 patients were evaluable for safety analysis across all dose levels and all tumor types

•	Favorable safety profile at doses as high as ~10x10[9] TCR-T cells

•	Mostly mild to moderate CRS

•	Infrequent ICANS (6.2% Gr1, 4.6% Gr2, 4.6% Gr3)

•	No IMA203-related Grade 5 Adverse Events

•	Full IMA203 monotherapy safety profile is generally consistent with safety in melanoma subset

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (25-Apr-2024); 1 One additional patient who received IMA203 TCR-T cells shortly before data cut-off is not included; no grade ≥3 serious adverse events were reported for this patient in the safety database at data cut-off; 2 Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; 3 ICANS: Immune effector cell-associated neurotoxicity syndrome; 4 Fatal Adverse events were not considered related to any study drug; 5 Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells; 6 One additional case of acute kidney injury without severity grading entered in eCRF at data cut-off; 7 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021.

Clinical Activity—As of the data cut-off on April 25, 2024, 30 PRAME-positive and HLA-A*02:01-positive patients with cutaneous, uveal, mucosal, or melanoma of unknown primary infused with IMA203 at the RP2D (1-10x109 total TCR-T cells) across Phase 1a or Phase 1b were evaluable for efficacy analysis

•	Confirmed objective response rate (cORR) of 55% (16/29)

•	Disease control rate of 90% (27/30)

•	Tumor shrinkage in 87% (26/30) of patients

•

Median duration of response (mDOR) was 13.5 months (min 1.2+, max 21.5+ months) including 11 of 16 confirmed objective responses ongoing at data cut-off and longest duration of response ongoing at >21 months after infusion

•	Confirmed response rates are similar across all melanoma subtypes: (56% (9/16) in cutaneous melanoma; 54% (7/13) in other melanoma subtypes)

cPR: Confirmed Partial Response; PR: Partial Response; SD: Stable Disease; PD: Progressive Disease; BL: Baseline

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS, Genmab and Moderna. Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In two of our four current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with BMS in December 2021, we identified two separate performance obligations, because the license is a distinct obligation and the clinical trial services will not result in a modification of the license. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical targets from the TCER part (“Early TCER Activities”), one initial advanced pre-clinical target from the TCER part (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as one performance obligation (“Database Activities”).

All collaboration agreements resulted in a total of €525.7 million of payments through March 31, 2024. We received €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna and a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS in 2023. As part of the agreements, we contribute insights from XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

•	Advance IMA203 to FDA approval and commercialization;

•	Further enhance our cell therapy manufacturing capabilities;

•	Deliver clinical PoC for our next-generation, half-life extended TCR Bispecifics (TCERs) and further clinical development;

•	Advance our preclinical pipeline of next-generation, half-life extended TCR Bispecifics;

•	Advance our preclinical pipeline of innovative ACTengine candidates;

•	Further enhance our cell therapy platform including development of allogeneic off-the-shelf cell therapies;

•	Leverage the full potential of strategic collaborations;

•	Enhance the competitive edge of our technology platforms; and

•	Strengthen our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect to increase our headcount to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	contract manufacturing may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT or TCR Bispecific product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities for warrants. The change in fair value of liabilities for warrants consists of the change in fair value of these warrants. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Three Months Ended March 31, 2024 and March 31, 2023

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended March 31,
	2024	2023
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	30,269	9,796
Research and development expenses	(32,108)	(27,581)
General and administrative expenses	(11,642)	(9,586)
Other income	12	941

Operating result	(13,469)	(26,430)
Change in fair value of liabilities for warrants	1,043	7,397
Other financial income	11,381	2,795
Other financial expenses	(677)	(3,509)

Financial result	11,747	6,683

Loss before taxes	(1,722)	(19,747)
Taxes on income	(1,332)	—
Net loss	(3,054)	(19,747)

Net loss per share:
Basic	(0.03)	(0.26)
Diluted	(0.04)	(0.26)

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Genmab, Denmark	14,951	(700)
Moderna, United States	9,583	—
BMS, United States	5,735	10,496

Total	30,269	9,796

Our revenue from collaboration agreements increased from €9.8 million for the three months ended March 31, 2023 to €30.3 million for the three months ended March 31, 2024. The increase in revenue of €20.5 million is mainly due to the recognition of the remaining deferred revenue for the collaboration with Genmab, which was terminated in March 2024. In addition, the new collaboration with Moderna, which we entered into in October 2023, resulted in revenue of €5.7 million for the three months ended March 31, 2024.

The revenue for the three months ended March 31, 2023 from the collaboration agreement with Genmab is negative, which was a result of changes to the inputs in the cost-to-cost model resulting from an increase in the expected cost of the collaboration resulting in a reduction in calculated percentage of completion.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	(4,758)	(3,599)
TCR Bispecifics Programs	(1,857)	(2,316)
Other programs	(1,965)	(1,591)

Sub-total direct external expenses	(8,580)	(7,506)

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(13,399)	(9,909)
Share-based compensation expenses	(2,268)	(3,534)
IP expenses	(1,804)	(2,350)
Facility and depreciation	(2,528)	(1,776)
Other indirect expenses	(3,529)	(2,506)

Sub-total indirect expenses	(23,528)	(20,075)

Total	(32,108)	(27,581)

Direct external research and development expenses for our ACT programs increased from €3.6 million for the three months ended March 31, 2023 to €4.8 million for the three months ended March 31, 2024. This increase mainly resulted from increased activities in our clinical trials. Direct external research and development expenses for our TCR Bispecifics programs decreased from €2.3 million for the three months ended March 31, 2023 to €1.9 million for the three months ended March 31, 2024. This decrease mainly resulted from less activities in our preclinical studies for IMA402, which was transitioned into clinical development during the year ended December 31, 2023.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €1.6 million for the three months ended March 31, 2023 to €2.0 million for the three months ended March 31, 2024. This increase mainly resulted from higher activities for IMA401, which is being developed in a collaboration with BMS, as well as from increased activities from the Moderna collaboration.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facilities and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €9.9 million for the three months ended March 31, 2023 to €13.4 million for the three months ended March 31, 2024. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €3.5 million for the three months ended March 31, 2023 to €2.3 million for the three months ended March 31, 2024. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the ARYA Merger have fully vested. IP expenses decreased from €2.4 million for the three months ended March 31, 2023 to €1.8 million for the three months ended March 31, 2024. Facility and depreciation expenses increased from €1.8 million for the three months ended March 31, 2023 to €2.5 million for the three months ended March 31, 2024. This increase resulted from the acquisition of laboratory equipment and leasehold improvements. Other indirect expenses increased from €2.5 million for the three months ended March 31, 2023 to €3.5 million for the three months ended March 31, 2024. This increase resulted from our expanded research and development activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Share-based compensation expenses	(2,029)	(2,569)
Personnel related (excluding share-based compensation)	(3,794)	(3,550)
Professional and consulting fees	(2,078)	(960)
Other external general and administrative expenses	(3,741)	(2,507)

Total	(11,642)	(9,586)

General and administrative expenses increased from €9.6 million for the three months ended March 31, 2023 to €11.6 million for the three months ended March 31, 2024.

Share-based compensation expenses decreased from €2.6 million for the three months ended March 31, 2023 to €2.0 million for the three months ended March 31, 2024. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the ARYA Merger have fully vested.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €3.6 million for the three months ended March 31, 2023 to €3.8 million for the three months ended March 31, 2024. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees increased from €1.0 million for the three months ended March 31, 2023 to €2.1 million for the three months ended March 31, 2024. The increase in professional and consulting fees resulted mainly from higher audit, legal and consulting expenses.

Other external expenses increased from €2.5 million for the three months ended March 31, 2023 to €3.7 million for the three months ended March 31, 2024. The increase in other expenses mainly resulted from increased insurance payments, depreciation and facility expenses.

Change in fair value of warrant liabilities

Subsequent to the Business Combination, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €2.50 ($2.70) per warrant as of March 31, 2024. The result is a decrease in fair value of liabilities for warrants of €1.0 million and a corresponding income for the three months ended March 31, 2024.

Other Financial Income and Other Financial Expenses

Other financial income increased from €2.8 million for the three months ended March 31, 2023 to €11.4 million for the three months ended March 31, 2024. The increase mainly resulted from interest income and unrealized foreign exchange gains.

Other financial expenses decreased from €3.5 million for the three months ended March 31, 2023 to €0.7 million for the three months ended March 31, 2024. The decrease mainly resulted from lower foreign exchange losses.

Taxes on income

Taxes on income increased from €0.0 million for the three months ended March 31, 2023 to €1.3 million for the three months ended March 31, 2024. The increase mainly resulted from a taxable profit of Immatics GmbH due to revenue recognized in conjunction with the termination of the Genmab collaboration.

Liquidity and Capital Resources

Cash and cash equivalents decreased from €218.5 million as of December 31, 2023 to €122.1 million as of March 31, 2024.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022. As of March 31, 2024, we had an accumulated deficit of €600.3 million.

We have funded our operations primarily from public offerings and private placements of our equity securities as well as upfront and other payments from collaboration agreements.

In January 2024, we received €173.4 million net proceeds (after deducting the underwriting discount, fees and offering expenses payable by the company), from an offering of 18,313,750 ordinary shares.

In the year ended December 31, 2023, we received (i) €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna; (ii) a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS; and (iii) €31.5 million from a private placement of equity securities. Additionally, we have established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $100 million. For the year ended December 31, 2023, 5.5 million shares were sold under the ATM agreement with Leerink Partners LLC and we collected a gross amount of €58.8 million. There were no shares sold under the ATM agreement during the three months ended March 31, 2024.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated growth. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and short-term deposits.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Three months ended March 31,
	2024	2023
	(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(32,605)	(23,715)
Investing activities	(241,818)	(3,719)
Financing activities	174,645	(866)

Total	(99,778)	(28,300)

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies in our clinical and preclinical development of our product candidates.

Our net cash outflow from operating activities for the three months ended March 31, 2024 was €32.6 million. This was comprised by a loss of €3.1 million, an increase in working capital of €27.5 million, net foreign exchange differences and expected credit losses of €4.5 million, other effects of €3.8 million, and a non-cash income of €1.0 million related to the change in fair value of the warrants, partly offset by depreciation and amortization charge of €3.0 million and non-cash charges from equity-settled share-based compensation expenses for employees of €4.3 million.

Our net cash outflow from operating activities for the three months ended March 31, 2023 was €23.7 million. This was comprised by a loss of €19.7 million, an increase in working capital of €6.7 million, other effects of €0.9 million, and a non-cash income of €7.4 million related to the change in fair value of the warrants, partly offset by depreciation and amortization charge of €1.8 million, net foreign exchange differences and expected credit losses of €3.1 million and non-cash charges from equity-settled share-based compensation expenses for employees of €6.1 million.

Investing Activities

Our net outflow of cash from investing activities for the three months ended March 31, 2024 was €241.8 million. This consisted primarily of cash paid in the amount of €290.6 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €9.2 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds and short-term deposits of €58.0 million.

Our net outflow of cash from investing activities for the three months ended March 31, 2023 was €3.7 million. This consisted primarily of cash paid in the amount of €67.7 million for bond and short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €4.3 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds of €68.3 million.

Financing Activities

For the three months ended March 31, 2024, net cash provided from financing activities amounted to €174.6 million. On January 22, 2024, the Company closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 per ordinary share. The Company received net proceeds of €173.4 million after deducting the underwriting discount and fees and offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital. In addition, the Group received €0.7 million from option exercises under the Equity Plans and €0.5 million from lease agreements..

For the three months ended March 31, 2023, net cash used from financing activities amounted to €0.9 million. This was mainly driven by the principal portion of payments in connection with lease contracts.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €600.3 million as of March 31, 2024. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

1.

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

2.	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

3.	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

4.	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

5.	our ability to successfully commercialize our product candidates, if approved;

6.	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

7.

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

8.	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

9.	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

10.	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

11.	cash requirements of any future acquisitions or the development of other product candidates;

12.	costs of operating as a public company;

13.	time and cost necessary to respond to technological, regulatory, political and market developments;

14.	costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and

15.	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position” in our Annual Report.

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for the three month-period ended March 31, 2024 and 2023, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2023 and the three months ended March 31, 2024 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our material accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our unaudited interim condensed consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For two of our four revenue generating collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our collaboration with BMS regarding IMA401 that was signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services is initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred.

For our collaboration with Moderna that was signed in September 2023, the Group identified the following distinct performance obligations: Early TCER Activities, Advanced TCER Activities and Database Activities. The most reasonable estimation method for the Early TCER Activities and the Database Activities is the adjusted market assessment approach, due to the fact that we are able to use insights from prior collaborations as well as information implicit in the contract to estimate the stand-alone selling price. To estimate a stand-alone selling price for the performance obligation related to the Advanced TCER Activities, we concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. We evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over all performance obligations is satisfied over time. We transfer control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. For the Database Activities, we will recognize revenue linearly over time, as the performance obligations represent a right to access the database. At inception of the Moderna agreement, the entire upfront payment was initially deferred on our Consolidated Statement of Financial Position.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing work to our collaboration partners and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the collaboration partner simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based Compensation

The Company offers a share-based compensation plan that includes Performance-Based Options (“PSUs”) and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for the year ended December 31, 2023. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

New standards and interpretations applied for the first time as of January 1, 2024 and 2023 had no material effect on the consolidated financial statements of the Group.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits and accounts receivables. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the liabilities shown in the Consolidated Statement of Financial Position, we are currently not subject to major interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in Euros and US Dollars and maintained with three financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. dollars. We aim to match EUR cash inflows with EUR cash outflows and U.S. dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €122.1 million as of March 31, 2024. Approximately 78% of our cash and cash equivalents were held in Germany, of which approximately 84% were denominated in Euros and 16% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in Euros in the amount of €151.5 million and U.S. Dollars in the amount of €290.4 million as of March 31, 2024.

Market risk and currency risk of warrants

Our activities expose us to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €1.8 million with a corresponding effect in the equity as of March 31, 2024.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. TaurX has filed a trademark opposition against our registered Trademark IMTX in the EU. Discovery and preliminary procedural matters remain ongoing and the parties are engaged in settlement discussion. The results of litigation and claims cannot be predicted with certainty. As of the date of this Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.